ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-156695

Dated December 7, 2011

Hybrid	ETRACS

ETRACS S&P 500 Gold Hedged Index

Profile		Ticker: SPGH
Underlying Index	S&P 500 Gold Hedged Index (SPGL5UT)	Key features
Issuer	UBS AG	Exposure to a portfolio of commodity futures through a single investment Convenience of an exchange- traded security
Issuer Credit Rating[1]	Aa3 (Moody’s); A (S&P); A (Fitch)
CUSIP	902641661
Primary Exchange	NYSE Arca
Initial Trade Date	January 27, 2010
Maturity Date	January 30, 2040
Fee Amount (%)*	0.85% accrued on a daily basis
*As of December 31, 2010. See “Selected risk considerations” and the disclaimer for more information.

About the ETN

Exchange Traded Access Securities (ETRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

The ETRACS S&P 500 Gold Hedged Index exchange-traded note is designed to track the performance of the S&P 500 Gold Hedged Index (the “Index”), less investor fees.

About the Index

The Index seeks to simulate the combined returns of investing equal dollar amounts in the S&P 500 Total Return Index and long positions in near-term exchange-traded COMEX gold futures contracts, and is rebalanced monthly. The ETN is designed to provide exposure to U.S. large-cap equities, as represented by the S&P 500 Total Return Index, along with a potential hedge against periodic declines in the value of the U.S. dollar, as expressed in the corresponding increases in the price of gold. The Index was created in December 2009 and has no performance history prior to that date.

Historical returns

	Since Inception
	Total Return	Annualized Return	3 Month	1 Year
S&P 500 Total Return	16.80%	15.52%	10.27%	15.06%
Gold Spot	17.65%	16.30%	7.71%	29.52%
COMEX Gold Active Month Futures Contracts	15.69%	14.50%	7.70%	28.58%
S&P 500 Gold Hedged Index	35.57%	32.66%	18.62%	48.31%

Historical results for the period from December 3, 2009 through December 31, 2010

Source: Standard & Poor’s

Historical information presented is as of December 31, 2010 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively.

The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

Index comparisons

The graph illustrates the historical returns of the Index from December 3, 2009 through December 31, 2010 in comparison with other benchmark indices. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

ETRACS. Innovative strategies, convenient access	+1-800-ETRACS 5	etracs@ubs.com

Benefits of investing in SPGH

Exposure to the S&P 500 with equal exposure to gold futures contracts.

Selected risk considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” beginning on page S-12 in the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

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You may lose some or all of your principal — The ETRACS ETNs are fully exposed to any decline in the level of the Index. You will lose some or all of your principal if the performance of the Index during the term of the ETRACS ETNs is not sufficiently positive to offset the cumulative effect of the Fee Amount applicable to your ETRACS ETNs. The Index is volatile and subject to a variety of market forces. The performance of the Index is therefore unpredictable. Gold prices may change unpredictably, affecting the prices of the exchange-traded gold futures contracts and, consequently, the value of the ETRACS ETNs.

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Limited performance history — The return on the ETRACS ETNs is linked to the performance of the Index, which was introduced in December 2009. As a result, the Index has a limited performance history, and it is uncertain how the Index will perform. In addition, while the Index is intended to represent a benchmark for an investment strategy that seeks to simulate the combined returns of an investment in the S&P 500 Total Return Index and exchange-traded gold futures contracts, the methodology used to achieve this benchmarking has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the Index will serve as an adequate benchmark for the combined performance of the S&P 500 Total Return Index and the gold market.

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Market risk — The return on the ETRACS ETNs, which may be positive or negative, is directly linked to the performance of the Index, which is based on the return on the S&P 500 Total Return Index and exchange-traded gold futures contracts, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.

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Credit of UBS — The ETRACS ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETRACS ETNs depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ETRACS ETNs and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETRACS ETNs.

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Potential over-concentration in a particular commodity — There is only one commodity – gold – underlying the futures contracts included in the Index. An investment in the ETRACS ETNs will increase your portfolio’s exposure to fluctuations in the gold markets.

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A trading market for the ETRACS ETNs may not develop — Although the ETRACS ETNs are listed on NYSE Arca, a trading market for the ETRACS ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETRACS ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETRACS ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the ETRACS ETNs. We may suspend or cease sales of the ETRACS ETNs at any time, at our discretion.

•	No interest payments from the ETRACS ETNs — You will not receive any interest payments on the ETRACS ETNs.

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Minimum Redemption Amount — You must elect to redeem at least 50,000 ETRACS ETNs for UBS to repurchase your ETRACS ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETRACS ETNs for redemption with those of other investors to reach this minimum requirement.

•	Uncertain tax treatment — Significant aspects of the tax treatment of the ETRACS ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

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Redemption Upon Early Termination Event — The ETRACS ETNs will be redeemed early if the indicative value is at or below $5.00 per ETRACS ETN. In that event, you will receive an Early Termination Amount that will be significantly less than the principal amount of your ETRACS ETNs, may be below $5.00 per ETRACS ETN and may be zero (a total loss of your principal).

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UBS’s Call Right — UBS may elect to redeem all outstanding ETRACS ETNs at any time as described under ‘‘Specific Terms of the Securities — UBS’s Call Right’’ beginning on page S-39 of the ETRACS Prospectus. If UBS exercises its Call Right, the Redemption Amount may be less than the principal amount of your ETRACS ENTs.

For questions or additional information about ETRACS:

Contact us	ETRACS Investor Service Center: +1-877-ETRACS 5	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Website: ubs.com/etracs

1The issuer credit rating as of December 5, 2011 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC. (http://www.sipc.org/) An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs. ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. The ETRACS ETNs are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the ETRACS ETNs. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500™” and “S&P 500 Gold Hedged” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by UBS. © UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved

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